UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2007 and 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from               to

Commission file number 1-9627

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ZENITH 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, CA  91367-5021

The Zenith 401(k) Plan

Report on Audited Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2007 and 2006

The Zenith 401(k) Plan

Financial Statements and Supplemental Schedule

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	14

Signature

Exhibit Index:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
the Zenith 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zenith 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 24, 2008

The Zenith 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31,	2007	2006

Assets:

Cash	$438,995	$508,893

Investments	103,119,338	94,224,518

Receivables:

Accrued dividend	182,694	132,380

Contributions:
Employer	106,656	84,426
Participant	563

Securities sold	8,846	10,421

Total receivables	298,759	227,227

Total Assets	103,857,092	94,960,638

Liabilities:

Securities purchased	431,946

Other payables	451

Total Liabilities	432,397

Net assets available for benefits, at fair value	103,424,695	94,960,638

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	79,421	243,681

Net assets available for benefits	$103,504,116	$95,204,319

The accompanying notes are an integral part of this financial statement.

The Zenith 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2007

Additions in net assets attributed to Investment Income:
Dividends	$5,868,678
Interest	116,678
Net depreciation in the fair value of investments	(2,021,019)

Total investment income	3,964,337

Contributions:
Employer	2,675,938
Participant	9,041,168
Rollovers	250,180

Total contributions	11,967,286

Total additions	15,931,623

Deductions in net assets attributed to:
Benefits paid to participants	(7,620,046)
Transaction fees	(11,780)

Total deductions	(7,631,826)

Net increase in net assets available for benefits	8,299,797

Net assets available for benefits:
Beginning of year	95,204,319

End of year	$103,504,116

The accompanying notes are an integral part of this financial statement.

The Zenith 401(k) Plan

Notes to Financial Statements

1.     The Plan

General

The Zenith 401(k) Plan (the “Plan”) is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan gives participants the opportunity to manage the investment of assets allocated to their respective individual accounts and is designed to comply with Section 404(c) of ERISA.

Participation in the Plan is offered to all employees of Zenith National Insurance Corp. (“Zenith National”) and those of its subsidiaries that elect to become “participating employers” (collectively, the “Company”). Participants should refer to the Plan documents for additional information relating to the Plan.

Administration

The Plan Administrative Committee is appointed by the Board of Directors of Zenith National and has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan and maintenance of necessary records. During 2006 and the first quarter of 2007, Nationwide Trust acted as trustee of the Plan and The Charles Schwab Trust Company served as trustee of the Plan for the remaining three quarters of 2007. The 401K Company acted as an agent of the trustee and provided custodial and record keeping services for the Plan.

The trustee holds all assets of the Plan in a trust (the “Trust”) created under an agreement dated as of December 30, 1996. The Trust agreement was amended on March 9, 2007 appointing The Charles Schwab Trust Company as the successor to Nationwide Trust Company effective as of April 1, 2007. The trustee’s responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

Eligibility

All newly hired employees are eligible to participate in the Plan as of the first of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

1.              The Plan (Continued)

Contributions

Participants may elect to contribute between 1% to 50% of their compensation up to a maximum of $15,500 for 2007 and $15,000 for 2006 (“Salary Reduction Contributions”). The maximum contribution is adjusted each year for increases in the cost of living, as provided in applicable regulations of the Code. This annual amount is an aggregate limitation that applies to all of an individual’s Salary Reduction Contributions and similar contributions under other plans. The Company contributes an amount equal to 50% of the participant’s contribution amount (“Matching Contributions”) subject to a maximum Matching Contribution of 3% of a participant’s annual compensation.

Compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine.  One of the investment options is the Zenith Company Stock Fund, which invests solely in the common stock, $1.00 par value per share, of Zenith National and participants may direct no more than 20% of each contribution to the Zenith Company Stock Fund. The Matching Contributions for a participant are directed to the same investment options and in the same proportion as that participant directs Salary Reduction Contributions.

The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund. Further, prior to January 1, 2007 any Matching Contributions made to the Zenith Company Stock Fund prior to February 15, 2002 could not be transferred until the participant was 40 years and older with ten years of service; which restriction was lifted as of January 1, 2007.

Participant Accounts

Each participant’s account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Matching Contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan documents.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

1.              The Plan (Continued)

Vesting

Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Matching Contributions vest based upon the participant’s total eligible years of service. The vested percentage increases 20% per each year of eligible service such that at five years of eligible service, all Matching Contributions are fully vested. However, irrespective of the vesting schedule, a participant is fully vested in all Matching Contributions upon his or her death, disability or attainment of age 65.

Forfeitures

Upon termination of service, a participant forfeits any nonvested Matching Contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited, which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Matching Contributions to the Plan.

In 2007 and 2006, Matching Contributions were reduced by $228,710 and $342,575, respectively, from forfeited nonvested accounts. At December 31, 2007 and 2006, forfeited nonvested accounts totaled $2,156 and $16,156, respectively.

Withdrawals Prior to Termination of Employment

Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant’s Salary Reduction Contributions are permitted only if a participant has an immediate and extraordinary financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59-1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

Participant Loans

Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts or (b) $50,000, in either case reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Matching Contributions. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account. Interest will be charged on the loan, generally equal to the applicable treasury note rate plus 4% determined as of the close of the last Monday of the calendar month preceding the calendar month in which the loan is made. Principal and interest are

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

1.              The Plan (Continued)

paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan principal plus accrued interest in full.

Payment of Benefits

If a distribution is made upon termination of employment, retirement, permanent disability or death, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant’s election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares, with respect to the portion of the individual account invested in the Zenith Company Stock Fund. Payments are generally processed twice a month.

Expenses

The investment returns of the funds are net of fees charged for the administration of the funds, as well as a substantial portion of the third party Plan administrative costs. The Company pays all other expenses of the Plan (including legal, accounting, investment advisory, education and brokerage fees and any third party administrative costs that are not covered by the investment fund fees). Individual participant balances are also charged fees for certain transactions initiated by participants.

Termination

While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Matching Contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

2.              Summary of Significant Accounting Policies (Continued)

of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The accounting for the Plan’s investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, realized gains and losses on the sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the daily closing price of Zenith National common stock on the New York Stock Exchange.

Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The investments in the pooled separate accounts and common collective trusts are valued at the net asset value of the account, fund or trust’s shares held by the Plan at year end using the trust’s audited financial statement at year end.

Generally, interest, dividends and capital gain distributions are allocated to a participant’s account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation or depreciation on investments.

The Plan allows participants to invest in a stable value investment option.  This option is The Galliard Managed Customized Stable Value Fund (“Galliard Fund”). The Galliard Fund invested in a collective stable value trust fund in 2007 and in security-backed contracts and a collective stable value trust fund in 2006.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

2.     Summary of Significant Accounting Policies (Continued)

The Galliard Fund’s principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the Galliard Fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract is the replacement cost, and is based on the difference between the current fee and the fee to replace the wrapper at current rates discounted to present value. The fair value of the collective trust fund is determined using a conversion ratio from contract value to fair value based on the underlying audited financial statements of its underlying stable return fund.

The Galliard Fund’s average yield and participant crediting interest rates as of December 31, 2007 were 5.09% and 4.72%, respectively. The crediting interest rate is based on an agreed-upon formula with Galliard but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting rate will track current market yields on a trailing basis.  The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized gains/losses, a negative/positive adjustment is made to the adjustment from fair value to contract value under contract value accounting.  As a result, the future crediting rate may be lower/higher over time than the then-current market rates.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of the Galliard Fund’s operations.  These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Events which may trigger a market value adjustment may include all or a portion of the following:

•	Material amendments to the Galliard Fund’s structure or administration;

•	Changes to the participating plan’s competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Galliard Fund, including a merger with another fund;

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

2.     Summary of Significant Accounting Policies (Continued)

•	The failure of the Galliard Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Any change in law, regulation, ruling administrative or judicial position, or accounting requirement applicable to the Galliard Fund;

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Galliard Fund.

At this time, the Company does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

If the Galliard Fund defaults in its obligations under the contract (including the security-backed contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the security-backed contract issuer and the Galliard Fund will receive the fair value as of the date of termination.

Participant loans are valued at their outstanding balances, which approximates fair value.

Contributions

Salary Reduction Contributions and Matching Contributions are recorded in the period that a participant’s payroll deduction is made.

Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In July, 2006, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits.  The Plan adopted FIN 48 on January 1, 2007. Such adoption had no effect on the Plan’s net assets available for benefits.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

2.     Summary of Significant Accounting Policies (Continued)

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which provides a common definition of fair value and establishes a framework to make the measurement of fair value more consistent and comparable. SFAS No. 157 also requires expanded disclosures about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value and (3) the effect of fair value measures on earnings. The Plan will adopt SFAS No. 157 on January 1, 2008, and it is expected that the adoption will not have a material effect on the Plan’s net assets available for benefits.

3.     Investments

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	As of
	December 31,
	2007	2006
Galliard Customized Managed Stable Value Fund	$21,061,093	$20,388,597
American Funds EuroPacific Growth Fund R4	17,440,636	13,166,996
Zenith Company Stock Fund (*)	16,343,761	17,742,722
Hotchkis & Wiley Large Cap Value I	11,508,414	12,048,759
American Funds Growth Fund of America	10,995,914	8,556,862
RS Partners Fund of America	5,685,025	5,554,389
Vanguard Explorer Admiral	5,468,791	5,063,522
State Street S&P 500 Index L	5,393,162	4,773,229

* – Zenith Company Stock Fund balance includes both participant and nonparticipant-directed investments as of December 31, 2006 (see Note 4). Since the Zenith Company Stock Fund invests solely in the common stock of Zenith National, investments in Zenith Company Stock Fund represented transactions with parties-in-interest for which a statutory exemption exists.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value in the year ended December 31, 2007 as follows:

Zenith Company Stock Fund	$(804,555)
Mutual funds	(2,313,199)
Common collective trust funds	1,096,735
Total net depreciation in the fair value of investments	$(2,021,019)

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

4.              Nonparticipant-Directed Investments

As of December 31, 2006, $2,702,463 of the net assets in the Zenith Company Stock Fund were nonparticipant-directed.

As of January 1, 2007, the restriction on these funds was lifted and participants are able to divest all or any portion of such funds that were invested in Zenith stock and to reinvest an equivalent amount in other investment options offered by the Plan.

5.              Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, cash, stock, group annuity contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

If one or all of the unallocated, guaranteed investment contracts were to be terminated by the Plan prior to the final maturity date, and the Plan’s assets withdrawn, the amount received by the Plan could be less than the fair value under relevant provisions of the agreements.

6.              Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated April 17, 2008, which states that the Plan qualifies under the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code. There are no Plan amendments subsequent to the effective date of the IRS determination letter that are not covered by the letter.

7.              Party-in-Interest

In 2007 and 2006, The 401K Company acted as an agent for the trustee and provided custodial and record keeping services to the Plan and, therefore, is a party-in-interest to the Plan. Payments for these services are statutorily exempt from the prohibited transaction rules of ERISA and the Code.

Transactions in Zenith National common stock, which is offered to participants as a Plan investment option, are party-in-interest transactions. However, such transactions are statutorily exempt from the prohibited transaction rules of ERISA and the Code.  For the year ended December 31, 2007, the Plan purchased $1,317,345 and sold $1,911,752 of Zenith National common stock. Participant loans are party-in-interest transactions, for which a statutory exemption from the prohibited transaction rules of ERISA and the Code exists.

The Zenith 401(k) Plan

Notes to Financial Statements (Continued)

8.              Reconciliation of Financial Statements to the Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

The following is a reconciliation of net assets available for benefits as of December 31, 2007 and 2006 as shown in the accompanying financial statements to those shown in the Form 5500:

	2007	2006
Net assets available for benefits per the accompanying financial statements	$103,504,116	$95,204,319
Amounts allocated to withdrawing participants at end of year	(1,832)	(33,901)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(79,421)	(243,681)
Net assets available for benefits per Form 5500	$103,422,863	$94,926,737

The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2007 as shown in the accompanying financial statements to those shown in the Form 5500:

Change in net assets available for benefits per the accompanying financial statements	$8,299,797
Amounts allocated to withdrawing participants at beginning of year	33,901
Amounts allocated to withdrawing participants at end of year	(1,832)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	243,681
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	(79,421)
Total net income per Form 5500	$8,496,126

The Zenith 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

Employer Identification Number (EIN): 95-2702776

Plan Number (PN): 001

(See Report of Independent Registered Public Accounting Firm)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

(1)	Zenith National Insurance Corp.	Common Stock, $1.00 par value per share	$16,343,761

	Galliard	Galliard Customized Managed Stable Value Fund/Collective Trust	21,061,093

	American Funds	EuroPacific Growth Fund R4/ Mutual Fund	17,440,636

	Hotchkis & Wiley	Hotchkis & Wiley Large Cap Value I/ Mutual Fund	11,508,414

	American Funds	Growth Fund of America R4/ Mutual Fund	10,995,914

	RS Partners	RS Partners Fund A/ Mutual Fund	5,685,025

	Vanguard	Vanguard Explorer Admiral/ Mutual Fund	5,468,791

	State Street	State Street S&P 500 Index L/ Collective Trust	5,393,162

	American Funds	Bond Fund of America R4/ Mutual Fund	3,544,696

	MFS	MFS Total Return A/ Mutual Fund	3,530,049

	Federated Capital Reserves	Money Market Funds	369,595

(1)	Participant Loans	Various Maturity Dates – interest rate ranges from 4.00% - 9.50%	1,778,202

	Total investments		$103,119,338

(1)          Indicates a party-in-interest to the Plan

NOTE: Cost information has not been included above since all investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ZENITH 401(k) PLAN

Date: June 24, 2008	By:	/s/ Kari Van Gundy
Kari Van Gundy
Chairperson of the Zenith 401(k) Plan
Administrative Committee